GenWell, Inc. a Delaware Corporation

Financial Statements

For the period of inception (January 13, 2025) - December 31, 2025

Balance Sheet

GenWell, INC
As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
COMMERCIAL CHECKING (0679) - 2	12,485.11
Initiate Business Checking�� (8809) - 1	1,086.42
Total for Bank Accounts	**$13,571.53**
Total for Current Assets	**$13,571.53**
Total for Assets	**$13,571.53**
Liabilities and Equity	
Liabilities	
Total for Liabilities	
Equity	
Additional paid in capital	30,706.00
Owner Draw (or Owner Distribution)	-1.00
Retained Earnings	
Net Income	-17,133.47
Total for Equity	**$13,571.53**
Total for Liabilities and Equity	**$13,571.53**

Unaudited

Profit and Loss

GenWell, INC

January 1-December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Gross Profit	
Expenses	
Advertising & marketing	$1,000.00
Social media	400.00
Total for Advertising & marketing	**$1,400.00**
Contract labor	17,346.82
General business expenses	$839.00
Bank fees & service charges	62.48
Continuing education	73.17
Memberships & subscriptions	730.00
Total for General business expenses	**$1,704.65**
Office expenses	
Software & apps	956.01
Total for Office expenses	**$956.01**
Payroll expenses	$314.97
Salaries & wages	6,673.92
Total for Payroll expenses	**$6,988.89**
Rent	88.00
Travel	$303.00
Hotels	137.00
Total for Travel	**$440.00**
Total for Expenses	**$28,924.37**
Net Operating Income	**-$28,924.37**
Other Income	
Other Income → Grant Income	12,000.00
Total for Other Income	**$12,000.00**
Other Expenses	
Professional Services	209.10
Total for Other Expenses	**$209.10**
Net Other Income	**$11,790.90**
Net Income	**-$17,133.47**

Statement of Cash Flows

GenWell, INC

January 1-December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-17,133.47
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**-$17,133.47**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Additional paid in capital	30,706.00
Owner Draw (or Owner Distribution)	-1.00
Net cash provided by financing activities	**$30,705.00**
NET CASH INCREASE FOR PERIOD	**$13,571.53**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$13,571.53**

Unaudited

Statement of Changes in Stockholders' Equity

GenWell, INC

For the Year Ended December 31, 2025

Account	2025
Opening Balance of Stockholders' Equity	**$0.00**
Additional Paid-in Capital	
Issuance of stock / Capital contributions	$30,706.00
Retained Earnings	
Net Income (Loss)	($17,133.47)
Distributions	
Owner Draw / Distributions	($1.00)
Closing Balance of Stockholders' Equity	**$13,571.53**

Reconciliation to Balance Sheet

Additional Paid-in Capital	$30,706.00
Owner Draw (Distribution)	($1.00)
Retained Earnings	$0.00
Net Income (Loss)	($17,133.47)
Total Stockholders' Equity	**$13,571.53**

GenWell Inc.
Notes to the Financial Statements
For the period of inception (January 13, 2025) - December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

GenWell. (the "Company") is a corporation organized on January 13, 2025 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.